
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

> **Re: Pangaea Logistics Solutions Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 18, 2024**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 11, 2024**
> **File No. 001-36798**

Dear Mark L. Filanowski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton